May 27, 2005

VIA FACSIMILE, FED EX, AND EDGAR

Mr. David R. Humphrey

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Structured Finance and Transportation and Leisure

450 5th Street, NW

Washington, D.C. 20549

SUBJECT:	Annual Report on Form 10-K for the Year Ended December 31, 2004

(SEC File No. 333-69826)

Dear Mr. Humphrey:

In response to your letter dated April 13, 2005, we have prepared the following responses to your comments based on your consideration of the Financial Statements, Management’s Discussion and Analysis, and Selected Financial Data contained within our Annual Report on Form 10-K for the year ended December 31, 2004.

Comments and Responses:

Item 6 – Selected Financial Data

Reconciliation of EBITDA to Net Income – page 28 and Form 8-K, dated February [24], 2005

1.

We have reviewed your disclosures regarding the presentation of EBITDA and are not persuaded that you have appropriately justified the use of non-GAAP financial measures in the evaluation of your performance. For example, you state that EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting interest expense), taxation, and the method by which assets were acquired. Please supplementally tell us how elimination of your depreciation expense allows for useful comparison of your results to competitors that acquire their operating assets through the use of operating leases, for which their lease costs would not be eliminated in the presentation of EBITDA. Please also tell us how elimination of your regulatory drydocking amortization allows for useful comparison to competitors who expense such costs as incurred. In addition, please supplementally tell us why EBITDA is more useful to investors than operating income (loss), which provides your operating results prior to the effect of interest and taxation. We note that your presentation of

EBITDA improperly excludes interest income. See Item 10(e)(1)(i)(C) of Regulation S-K and Item 2.02 of Form 8-K for guidance.

Item 10(e)(1)(i)(C) of Regulation S-K and Item 2.02 of Form 8-K require registrants that include non-GAAP financial measures to include a statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations. We believe that EBITDA is “useful” to investors and that the Company’s management has explained the basis for that belief as required by Item 10(e)(1)(i)(C) of Regulation S-K. We believe that Regulation S-K does not require an explanation as to why EBITDA is “more” useful than other GAAP measures. Accordingly, we believe that we complied with the requirements of Item 10(e)(1)(i)(C) of Regulation S-K and Item 2.02 of Form 8-K. However, in response to the Commission’s comment, we will:

•	modify our EBITDA definition to reference the potential EBITDA differences that could result by comparing our EBITDA definition with other companies or certain competitors as well as expanding and clarifying why we believe EBITDA is useful to investors. Our proposed language that we expect to include in future filings is included below.

•	give greater prominence to our deferred drydocking charges in our Statement of Cash Flow and Liquidity and Capital Resources section of Management’s Discussions and Analysis of Financial Condition and Results of Operations, or MD&A, as well as present amortization as a separate line item within our EBITDA reconciliation. Our revised presentation of deferred drydocking charges and amortization was included in our Quarterly Report on Form 10-Q for the first quarter ended March 31, 2005 with all prior comparable periods being appropriately adjusted.

We do not believe that the inclusion of interest income in EBITDA is prohibited by the references cited in your comment above. Our definition of EBITDA does not net interest income against interest expense in our reconciliation of EBITDA to net income. This has the effect of leaving interest income in EBITDA. This is consistent with the definition contained within our debt covenants.

Set forth below is the text of the revised disclosure that we propose to use in our future filings.

“Reconciliation of EBITDA to Net Income

“In March 2003, the Securities and Exchange Commission, or Commission, adopted rules regulating the use of financial measures not in accordance with accounting principles generally accepted in the United States, or GAAP, such as EBITDA, in filings with the Commission, disclosures and press releases. These rules require non-GAAP financial measures to be presented with and reconciled to the most nearly comparable financial measure calculated and presented in accordance with GAAP. These rules also require the Company’s management to explain why it believes the non-GAAP measure to be useful.

“EBITDA consists of earnings (net income) before interest expense, income tax expense, depreciation, amortization and loss on early extinguishment of debt and is not a measure of performance calculated in accordance with GAAP. In addition, EBITDA, as we calculate it, is not identical to the way in which other companies calculate EBITDA and may, therefore, not be an accurate means of comparison of our performance with that of our competitors or other companies that disclose EBITDA information. For example, regulatory drydocking expenses may be accounted for by using one of three permissible methods that are in accordance with GAAP: expense as incurred, defer and amortize, or accrue in advance. We use the “defer and amortize” method, which results in our amortization of deferred drydocking charges being included as an adjustment in our EBITDA calculation. Use of the other referenced methods would yield different EBITDA results. Similarly, an operating lease, which can be used to finance the acquisition of an asset, will impact EBITDA differently than if that same asset were purchased and depreciated. Further, we do not net interest income against interest expense and, therefore, interest income is included within our definition of EBITDA.

“EBITDA should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP.

“We believe EBITDA is useful to an investor or other users of our financial statements because:

•	it provides information regarding our ability to service and incur debt;

•	it is widely used by investors and analysts in our industry as one measure of a company’s operating performance without regard to items such as interest expense, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and the book value of assets, capital structure and the method by which assets were acquired;

•	it helps investors evaluate the results of our operations over several periods by removing the impact of changes to our capital structure (primarily interest charges from our outstanding debt) and asset base (primarily the depreciation and amortization costs of our vessels) from our operating results;

•	it can assist in analyzing the underlying performance trends in our business segments over time.

“Our management uses EBITDA:

•	as an internal measure of operating performance;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	as a basis for incentive cash bonuses paid to our executive officers and other shore-based employees;

•	to assess compliance with financial ratios and covenants included in our revolving credit facility and the indenture governing our senior notes; and

•	in communications with lenders, senior note holders, analysts, rating agencies and others, concerning our financial performance.”

Management’s Discussion and Analysis

Contractual Obligations – page 44

2.	As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows. Please revise accordingly in future filings.

Item 303 (A)(5) of Regulation S-K, as amended by Release No. 33-8182 “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations” on April 7, 2003, requires registrants to include in MD&A a tabular disclosure of contractual obligations. Contractual obligations include long-term debt obligations, capital lease obligations, operating lease obligations, or purchase obligations. We included a contractual obligations table in the MD&A section of our Annual Report on Form 10-K for the year ended December 31, 2004. The table included our senior notes, operating lease obligations, and construction commitments. In response to the Commission’s comment, we will revise future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2005, to expand our footnote reference to our senior notes to include amounts for scheduled semi-annual fixed interest payments under such notes.

We had no amounts immediately due under our revolving credit facility as of December 31, 2004. However, in future filings beginning with our Annual Report on Form 10-K for the year ended December 31, 2005, we will include a line item for our revolving credit facility, regardless of whether there are then-outstanding balances, in our contractual obligations table with a footnote referencing our then-current anticipated interest rate under this facility and estimated interest payments, if applicable.

Notes to the Consolidated Financial Statements

Note 8 Incentive Compensation Plan – page F-17

3.	We note your disclosure regarding the calculation of fair value for options granted to employees during each of the three years ended December 31, 2004. We note that you have elected to use the minimum value method and therefore have excluded volatility from the Black-Scholes pricing model. After the Company’s initial public offering of its stock on March 26, 2004, the minimum value method was no longer an appropriate method of determining fair value of the options issued to employees. Please refer to FAS No. 123, paragraph 19 for guidance. Please revise accordingly in future filings.

A significant portion of our annual stock option grants occurs during the first quarter of the calendar year. In 2004, 96% of our annual grants occurred in February, which preceded our initial public offering on March 26, 2004. We did not consider volatility in our fair value assumptions and the minimum value was used in determining fair value for such options. The remaining immaterial 4% of our 2004 grants that occurred after our initial public offering were also recorded using the minimum value method. However, this method did not materially differ from the method required for publicly traded companies under paragraph 19 of FAS No. 123. The fair value of all options granted during 2005 and thereafter will be recorded pursuant to paragraph 19.

We revised our FAS No. 123 disclosures in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 to include the following disclosure.

“The fair value of the options granted under the Company’s incentive compensation plan during each of the three months ended March 31, 2005 and 2004 was estimated using the Black-Scholes pricing model using the minimum value method. Volatility was not considered in estimating the fair value of options granted prior to March 26, 2004, as the Company’s stock was not publicly traded until that date. For stock options granted during 2005, the Company’s actual stock volatility was used to calculate the fair value of options. The other assumptions used were: a ten-year risk free interest rate of 4.29% and 4.05% for the three months ended March 31, 2005 and 2004, respectively, and an expected life of seven to ten years with no expected dividends for each period.”

Note 15 Candy Fleet Offshore Supply Vessel Acquisitions – page F-22

4.	We note your disclosure regarding the acquisition of six offshore supply vehicles during 2003 for approximately $54 million. We further note that under the tests for acquired businesses financial statement presentation that it appears the assets acquired and the investment made are both less than 20%, based on the information disclosed. We also note the disclosure that income statement results for these vehicles are immaterial to the results of Hornbeck. Your July 7, 2003, Form 8-K filing includes the Asset Purchase Agreement for this transaction. Within this document, Attachment A includes the unaudited financial statements for the vehicles purchased. However, you note that this and other Attachments are not included in the EDGAR filing but are available on request. Please supplementally provide these financial statements to us and support your conclusion that the income test for acquired businesses has not been met in this acquisition.

We will supplementally provide these financial statements and support for our conclusions that we did not meet the income test to the Commission under separate cover.

Should you have any additional questions, please contact me by phone at (985) 727-6802 or e-mail at james.harp@hornbeckoffshore.com. We will be pleased to provide any additional information that may be necessary.

Sincerely yours, HORNBECK OFFSHORE SERVICES, INC.

/s/ JAMES O. HARP, JR.
Executive Vice President and Chief Financial Officer

Copies to: Todd M. Hornbeck, Chairman, President and Chief Executive Officer

Samuel A. Giberga, Senior Vice President and General Counsel

Timothy P. McCarthy, Corporate Controller